Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED A.B.N. 17 009 212 328 Quarterly Activities Report and Appendix 4C of the ASX Listing Rules for the quarter ended 31 December 2017

Quarterly Activities Report for the quarter ended 31 December 2017 HIGHLIGHTS Completed a three month promotional campaign leading up to and throughout October Breast Cancer Awareness Month Ohio State University: patient recruitment for the collaborative clinical research study commenced 1 November Progressed with the comprehensive initiative to explore a wide range of strategic opportunities Regained compliance with Nasdaq Marketplace Listing Rule, without the need for a reverse stock split Maintained strong cash position with $7.6M in cash Melbourne, Australia, 29 January 2018: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”), a molecular diagnostics company focused on cancer risk assessment, and provider of BREVAGenplus®, a first-in-class, clinically validated risk assessment test for non-hereditary breast cancer, is pleased to provide its Quarterly Activities Report for the period ending 31 December 2017, together with the attached Appendix 4C. On 29 November 2017, the Company received a notice requiring the Board to convene a Shareholder Meeting pursuant to section 249D of the Australian Corporations Act 2001. This legislation enables a person or collective to organise such a forum to put forth a resolution(s) if the aggregate holding of the requisitioning party is greater than 5% of a Company’s ordinary shares. While the Board recognises the rights of stakeholders to requisition a Shareholder Meeting, and believes that it is important for all shareholders to exercise their rights as owners, if the resolutions sought by the requisitioning group are approved at the forthcoming meeting, it will result in a change in the composition of the Company's board with a majority of the board having been nominated by the requisitioning group. This will grant the newly appointed directors control of board decision making. The Board recommends voting against all of the resolutions being presented. Commercial and Financial Snapshot Test samples received for the quarter were 125, compared to 115 in the previous quarter (Q1 FY18), while 278 samples were received in the previous corresponding period (PCP), (Q2 FY17). For the half year to date, 240 tests samples were received compared to 608 tests received in the PCP. Total cash receipts from customers during the quarter ended 31 December 2017 were $106k, compared to $179k in the previous quarter, taking the equivalent figure to $285k for the half year ended on that date. In addition, in November 2017, the Company received $73k for ongoing eligible marketing expenditure related to the 2015-2016 financial year under the Export Market Development Grants (EMDG) scheme. Operational cash spend for the quarter was $1.3M, being $1.0M less than the previous September quarter of $2.3M. The forecast cash spend for Q3 is $1.6M and $6.6M for the FY 2018, being $1.2M less than the previous corresponding full year period of $7.8M, representing a 15% reduction in annual cash spend. As at 31 December 2017, the Company had $7.6M in cash. BREVAGenplus Marketing Update Continuation of Breast Cancer Awareness Month promotion for BREVAGenplus The Company launched a three month promotional campaign that commenced on 1 August and was carried out through Breast Cancer Awareness month of October. As part of this initiative, the 1 genetic technologies

Quarterly Activities Report
for the quarter ended **31 December 2017**

BREVAGen*plus* test was offered at a special reduced price of USD 199.00 compared to its standard list price of USD 349.00. The USD 199.00 price point has been well received by current users and patients have demonstrated a willingness to accept the test at this price. That price will be continued into 2018.

Transitioning to online commercial platform for BREVAGenplus

In August 2017, the Company announced that it would transition the product's commercial program to an ecommerce based solution. Under the new program, the consumer will be able to initiate the testing by accessing the Consumer Initiated Testing (CIT) platform via the Company's U.S. subsidiary, Phenogen Sciences, Inc. website, by visiting www.brevagenplus.com.

Since embarking on the commercial launch of BREVAGen*plus* the Company has been steadfast in exploring the optimal methodology to effectively market the product without compromising resources. Our recent shift to a patient self-pay program coupled with the on-going operational strategic review served as catalysts to transform the commercial program into an ecommerce system enabling us to manage in totality, a streamlined organisation that is conserving capital without comprising commercial activities.

CIT provides testing under the guidance and management of a remote physician using guideline driven protocols to ensure;

- A two-way patient physician relationship is established
- Appropriate informed consent is obtained
- Results are interpreted correctly
- Abnormal results are flagged responsibly and communicated in a way to drive action
- State guidelines are being met for the ordering of laboratory tests
- Next steps are provided and the individual is triaged to local care when called for

The CIT strategy is currently used in the market by U.S. based laboratories with the patient having the ability of ordering the test through a user friendly platform that is authorised by a licensed healthcare provider.

Feedback received from current (and past) users has highlighted physician "discomfort" as a major impediment to test adoption (driven by the novel nature of BREVAGen*plus* and the varying levels of genetic education within physician groups). With this in mind, the Company has identified a CIT path that enables education, marketing and adoption of BREVAGen*plus* by the consumer without compromising on clinical support and guidance to maintain patient-safety standards and clinical regulations of next generation molecular testing.

The proposed CIT platform addresses the "discomfort" factor, and simultaneously improves financial efficiency. Physician oversight is provided by a remote physician who verifies that patients are appropriate for testing. Both patients and physicians will have access to a comprehensive education package about the product and about the importance of breast cancer risk assessment. Importantly, patient-safety standards and clinical regulations of next generation molecular testing are fully maintained. Further, the integration of the CIT interface into the existing Company web platform will enable it to serve as the educator, the qualifier and the medium with which communication is initiated between patient and BREVAGen*plus*.

Under this refined commercial program, the Company will continue to provide product consulting and educational resources to the physician and patient communities. A BREVAGen*plus* dedicated staff member will be available telephonically to address incoming product specification queries and provide counsel to parties interested in learning more about the test.

A comprehensive marketing review and analysis of current marketing collateral will provide the foundation for a fresh marketing campaign necessary for a successful CIT launch.

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genetic technologies

Quarterly Activities Report
for the quarter ended **31 December 2017**

Addressing other commercial impediments

Historically, healthcare providers have been challenged with the implementation of cancer risk assessment tools including algorithmic models, BREVAGen*plus* has been no exception. The challenge primarily exists in the time necessary to implement a new test in an already time sensitive preventive patient examination visit and also because of the underlying scientific complexity of genetic risk assessment.

It is with this in mind, that the Company's commercial efforts for BREVAGen*plus* will also be focused on creating an ease of product use protocol that, at a minimum, will maintain the efficiency of a healthcare provider's daily routine, to help alleviate time restraints associated with administering each test. We will also enhance the medical education package for the healthcare provider with "academic detailing" of polygenic risk and breast cancer risk assessment. Academic detailing describes the outreach education for healthcare professionals.

BREVAGen*plus* includes a medical management assessment that brings attention to medical risk reduction and lifestyle changes if a patient's results indicate high risk. Although a primary care provider may provide medical risk reduction guidance, most primary care providers are requesting a referral site for patients that receive a high risk score test result. Whether breast surgeon, oncologist or breast centre, the referral site can properly examine and better consult the patient in comprehensive breast cancer prevention. The approval and acceptance of BREVAGen*plus* patients by the referral site represents the completion of the patient management model. With the referral site in place, the primary care provider is in a position to confidently recommend BREVAGen*plus* to their patient population that qualify, and refer all high risk patients to their preferred specialist.

Therefore, in addition to provider education and office practice efficiency, the Company is addressing the need for commitment from the high risk centres and specialists. Multiple high risk centres have already been updated on the benefits of BREVAGen*plus* and they in turn have expressed interest or committed to accepting high risk patient referrals from their respective primary care providers.

Product Development Pipeline Update

Colorectal cancer risk assessment test

On the 29 November 2016, Genetic Technologies announced the signing of an exclusive worldwide license agreement with The University of Melbourne for the development of a novel colorectal cancer (CRC) risk assessment test.

The core technology behind this test was developed by Professor Mark Jenkins and his research team at the University's Centre for Epidemiology and Biostatistics. Results from preliminary modelling studies were first published online in Future Oncology on 1 February 2016, in a Paper entitled *"Quantifying the utility of single nucleotide polymorphisms to guide colorectal cancer screening,"* 2016 Feb: 12(4), 503-13. This simulated case-control study of 1 million patients indicated that a panel of 45 known susceptibility SNPs can stratify the population into clinically useful CRC risk categories. A scientific validation study supporting this work has recently been completed by the University. The work program comprised a case-control study designed to confirm a previous modelling study which identified a panel of 45 SNPs with utility for colorectal cancer risk prediction. The results were very much as expected and confirms previously evaluated computer modelling data.

As previously reported, a manuscript detailing the scientific validation of the test has been submitted for publication. Unfortunately, the manuscript was not accepted for publication in its present form. The University authors have addressed the reviewer's comments and have resubmitted the manuscript for publication. Genetic Technologies will update the market further once the revised manuscript has been accepted for publication and is available in the public domain.

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Quarterly Activities Report for the quarter ended 31 December 2017 More detail regarding colorectal cancer risk assessment test can be found in the Company’s announcement dated 29 November 2016. Investigator initiated research Agreement with The Ohio State University Genetic Technologies executed a clinical study Agreement on 15 June 2017, with The Ohio State University, Technology Commercialisation Office and Division of Human Genetics. This is an “investigator-initiated” study in which Genetic Technologies was approached to be the collaborating partner, reflecting the growing awareness of the Company’s expertise in SNP-based risk assessment. The terms and conditions of the Agreement are confidential however, the Company will supply novel SNP-based genotyping for a clinical research study, through its CLIA laboratory facility, on a fee for service basis. The Company will be responsible for the development and validation of the new assay, noting however, that the fundamental technology is similar to the BREVAGenplus test and will fit synergistically into the Company’s existing infrastructure and processes. Recruitment of patients into the study commenced on 1st November 2017 and is expected to continue for up to 12 months, or until the requisite number of patients have been recruited. Genetic Technologies will update the market further once the required number of patients have been recruited and the associated data analysis has been completed by the University research team. Corporate Matters Notice and Results of 2017 Annual General Meeting On 23 October 2017, the Company released the Notice for the 2017 Annual General Meeting of shareholders that was subsequently held at 10.30 am AEST, on Thursday, 23 November 2017, at “Treetops”, Melbourne Museum. The three resolutions that were put before the shareholders were passed on a show of hands. Forthcoming Shareholder Meeting On 1 December 2017, the Company advised that on 29 November it received a notice under Section 249D of the Corporations Act 2001 requesting the Company call and arrange to hold a meeting of members of the Company. The Section 249D Notice seeks the removal of Dr Malcolm R. Brandon, Mr Grahame Leonard and Mr Eutillio Buccilli as directors of the Company, and the appointment of Mr Samuel Xue Lee, Mr Peter Irwin Rubenstein and Mr Jerzy Muchnicki as directors of the Company. On 20 December 2017, the Company released the Notice of a General Meeting of shareholders (the “Notice”) together with a Sample Proxy for the meeting. The notice and personalised proxy has been distributed to all shareholders. As detailed in the Notice, the General Meeting will be held at 10.00 am on Wednesday, 31 January 2018 AEST, at the following address: offices of K&L Gates Level 25, 525 Collins Street Melbourne, Victoria 3000 Australia In addition, voting instruction forms have been mailed to all ADR holders, allowing each ADR holder to instruct The Bank of New York Mellon (BNY), as Depositary, to vote on the resolutions proposed for consideration at the General Meeting. Completed voting instructions must be received by BNY prior to 5.00 pm (New York Time) on January 23, 2018. Shareholders and ADR holders should note that the Meeting has not been convened at the Board’s request and that all Resolutions included in the Notice of General Meeting have been proposed by the 4

Quarterly Activities Report for the quarter ended 31 December 2017 Requisitioning Shareholders and not by your Board, as such, shareholder and ADR holder voting is vital to ensure holders of the Company’s shares and ADRs have their say in the future direction of the Company. This meeting has been convened in response to the requisition from a small group of shareholders effectively seeking the spill of the current Board and appointment of their nominees to the Board. While the Board recognises the rights of stakeholders to requisition a Shareholder Meeting, and believes that it is important for all shareholders to exercise their rights as owners, if the resolutions sought by the requisitioning group are approved at the forthcoming meeting, it will result in a change in the composition of the Company's board with a majority of the board having been nominated by the requisitioning group. This will grant the newly appointed directors control of board decision making. The Board recommends voting against all of the resolutions being presented. Update on Strategic Review Initiative On 12 December 2017, the Company reported that it had entered an important stage of the strategic review which was announced to the market on 25 August 2017. At that time, the Company announced the engagement of Roth Capital Partners, LLC (Roth) a U.S. based corporate advisory firm to launch a comprehensive initiative to explore a wide range of strategic opportunities designed to achieve near and long-term value for all shareholders. Since their appointment, Roth has conducted a confidential market out-reach program to identify potential interested parties. Following what was an intensive and systematic screening process, a short list of candidates presented to the Company's Chairman and Chief Executive Officer in New York City during the week commencing 27 November 2017 with each party having expressed significant interest in the Company and its assets. The Company remains in active discussions with multiple parties regarding a potential transaction(s) as those short listed interested parties now continue their due diligence. However, as advised to the market, the Company is in receipt of a Section 249D notification requesting a shareholder meeting and with proposed resolutions for the removal of current Board members: Dr Malcolm R Brandon, Mr. Grahame Leonard and Mr. Eutillio Buccilli and appointment of nominees by the requisitioning shareholders. Accordingly there can be no assurance as to whether or not any transaction arising out of the Roth strategic review will take place, the structure of any such potential transaction, or the ultimate timing. In part, this may depend upon the results of the shareholder meeting that has been convened for 10.00 am on Wednesday, 31 January 2018 AEST, to consider the change in the Company's board composition. NASDAQ Notice On 20 July 2017, the Company received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market, notifying the Company that its closing bid price had been below the minimum $US1.00 per share requirement for a period of 30 consecutive business days and that the Company had not met the minimum bid price requirement of $US1.00 per share for continued inclusion under Nasdaq Marketplace Listing Rules. The notification letter stated that in accordance with the Listing Rules the Company had 180 calendar days, or until 15 January 2018, to regain compliance. To regain compliance with the minimum bid price requirement, the Company’s securities must meet or exceed the $US1.00 per share price for 10 consecutive business days. The relevant Listing Rules are:- 5550(a)(2) - bid price 5810(c)(3)(A) - compliance period 5

Quarterly Activities Report for the quarter ended 31 December 2017 5810(b) - public disclosure 5505 - Capital Market criteria It should be noted that these Rules only apply to the Company’s securities trading on The Nasdaq Capital Market and not the Company’s ordinary shares trading on the Australian Securities Exchange, the Company’s home exchange. On the 9 January 2018, the Company was pleased to advise that it had received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market on January 8 2018, notifying the Company that the minimum closing bid price per share was $US1.00 or above for a period of 10 consecutive business days from December 20 2017 to January 4, 2018, and as a result the Company had regained compliance with Nasdaq Marketplace Listing Rule 5550(a)(2). The Notification letter confirmed that the Nasdaq Listing Rules deficiency notice of July 19 2017 had been remedied and that the matter was now closed. Importantly, the remediation naturally, via natural daily trading activity, without the need for a reverse stock split. was achieved Signed on behalf of Genetic Technologies Limited Date: 29 January, 2018 Eutillio Buccilli Executive Director and Chief Executive Officer 6

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B +Rule4.7B Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16 Name of entity GENETIC TECHNOLOGIES LIMITED ABN Quarter ended ("current quarter") 17 009 212 328 | 31 DECEMBER 2017 Consolidated Statement of cash flows Current quarter Year to date $A'000 (6 Months) $A'000 1. Cash flows from operating activities Receipts from customers 106 285 Payments for research and development (49) (249) | product manufacturing and operating (29) (65) costs advertising and marketing (95) (312) leased assets staff costs (682) (1,687) administration and corporate costs (496) (1,309) Dividends received (see note 3) - - Interest received 3 11 Interest and other costs of finance paid Income taxes paid Government grants and tax incentives 73 73 Other (provide details if material) Net cash from / (used in) operating (1,169) (3,253) activities 2. Cash flows from investing activities 2.1 Payments to acquire: property, plant and equipment - (2) businesses (see item 10) investments + See chapter 19 for defined terms 1 September 2016 Page 1

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B Consolidated Statement Of cash flows Current quarter Year to date $A'000 (6 Months) $A'000 intellectual property other non-current assets ! 2.2 Proceeds from disposal of: property, plant and equipment businesses (see item 10) investments intellectual property other non-current assets Cash flows from loans to other entities Dividends received (see note 3) - - | 2.5 Other (provide details if material) 2.6 Net cash from / (used in) investing - (2) activities 3. Cash flows from financing activities 3.1 Proceeds from issues of shares | 3.2 Proceeds from issue of convertible notes I 3.3 Proceeds from exercise of share options Transaction costs related to issues of (10) (10) shares, convertible notes or options Proceeds from borrowings Repayment of borrowings Transaction costs related to loans and borrowings | 3.8 Dividends paid Other (provide details if material) Net cash from / (used in) financing (10) (10) activities 4. Net increase / (decrease) in cash and cash equivalents for the period 4.1 Cash and cash equivalents at beginning of quarter/year to date 8,743 10,988 Net cash from / (used in) operating (1,169) (3,253) activities (item 1.9 above) Net cash from / (used in) investing activities - (2) I (item 2.6 above) Net cash from / (used in) financing activities (10) (10) (item 3.10 above) + See chapter 19 for defined terms 1 September 2016 Page 2

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B Consolidated Statement Of cash flows Current quarter Year to date $A'000 (6 Months) $A'000 Effect of movement in exchange rates on 30 (129) cash held Cash and cash equivalents at end of 7,594 7,594 quarter 5. Reconciliation of cash and cash Current quarter Previous quarter equivalents $A'000 $A'000 at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts Bank balances 7,594 8,743 Call deposits Bank overdrafts | 5.4 Other (provide details) | 5.5 Cash and cash equivalents at end of 7,594 8,743 quarter (should equal item 4.6 above) 6. Payments to directors of the entity and their associates Current quarter SA'OOO Aggregate amount of payments to these parties included in item 1.2 160 Aggregate amount of cash flow from loans to these parties included in item 2.3 Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2 The amount included at Items 6.1 & 6.2 include $159,977 paid to Directors during the quarter in respect of fees and superannuation. 7. Payments to related entities of the entity and their Current quarter associates $A'000 Aggregate amount of payments to these parties included in item 1.2 Aggregate amount of cash flow from loans to these parties included in item 2.3 Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2 + See chapter 19 for defined terms 1 September 2016 Page 3

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B 8. Financing facilities available Total facility amount Amount drawn at Add notes as necessary for an at quarter end quarter end understanding of the position $A'000 $A'000 Loan facilities - I Credit standby arrangements - | Other (please specify) - Credit Card 182; 30 Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well. Credit card facilities: Secured - Bank of America, $32,000 facility with interest at 10.25% p.a. Unsecured -National Australia Bank, $150,000 facility with interest at 12.65% p.a. 9. Estimated cash outflows for next quarter $A'000 Research and development 102 Product manufacturing and operating costs 18 Advertising and marketing 111 Leased assets Staff costs 591 Administration and corporate costs 780 Other (provide details if material) - Plant & Equipment Total estimated cash outflows 1,602 10. Acquisitions and disposals of Acquisitions Disposals business entities (items 2.1(b) and 2.2(b) above) Name of entity Place of incorporation or registration Consideration for acquisition or disposal Total net assets Nature of business + See chapter 19 for defined terms 1 September 2016 Page 4

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B Compliance statement This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11 A. This statement gives a true and fair view of the matters disclosed. Sign here: Date: 29 January 2018 Company secretary Print name: Kevin Fischer Notes 1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report. 2. If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11 A, the corresponding equivalent standard applies to this report. 3. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity. + See chapter 19 for defined terms 1 September 2016 Page 5